UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

ACI WORLDWIDE, INC.

OLYMPIC ACQUISITION CORP.

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

67623R106

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,831,772.55	$21,487.93
*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $8.35 cash per share all shares of common stock of the subject company, which represents (1) 16,738,772 outstanding shares of common stock of the subject company, other than those shares held by Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. and their wholly owned subsidiaries, (2) 3,187,081 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans, and (3) 54,000 shares of common stock issuable upon the full settlement of all outstanding restricted share unit awards. The foregoing share figures have been provided by the subject company to the offerors and are as of September 20, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Olympic Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), at $8.35 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of September 23, 2013 (the “Merger Agreement”), by and among ACI, Purchaser and OPAY and the Stockholder Agreement, dated as of September 23, 2013, by and among ACI, Purchaser and Giant Investment, LLC, copies of which are attached as Exhibits (d)(1) and (d)(2) to this Schedule TO, are incorporated by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Official Payments Holdings, Inc., a Delaware corporation. OPAY’s principal executive offices are located at 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092. OPAY’s telephone number at such address is (770) 325-3100.

(b) This Schedule TO relates to all of the outstanding shares of common stock, par value $0.01 per share, of OPAY. OPAY has advised us that, as of the close of business, on September 20, 2013, (i) 16,738,772 shares of common stock were issued and outstanding, (ii) no shares of common stock were issued as paid-in capital shares, (iii) 3,187,081 shares of common stock were available for issuance pursuant to the employee and director stock plans of OPAY or under any individual consultant, employee or director agreement, (iv) 54,000 shares of common stock were issuable upon the full settlement of all outstanding RSUs, and (v) no shares of OPAY’s preferred stock were issued and outstanding

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by ACI and Purchaser. The information set forth in Section 9—“Certain Information Concerning Purchaser and ACI” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Sections 1, 2, 3, 4, 5, 6, 7, 10, 12 and 14—“Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Considerations,” “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Source and Amount of Funds,” “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” and “Conditions of the Offer” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v), (vii) The information set forth in Sections 5, 11 and 12—“Certain U.S. Federal Income Tax Considerations,” “Background of the Offer,” “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11 and 12—“Certain Information Concerning Purchaser and ACI,” “Background of the Offer” and “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12 and 13—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” and “Dividends and Distributions” of the Offer to Purchase is incorporated by reference.

(c)(2) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated by reference.

(b) None.

(d) Not applicable.

Item 8.	Interests in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Introduction,” and Sections 9, 11 and 12—“Certain Information Concerning Purchaser and ACI,” “Background of the Offer” and “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” of the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9 and 12—“Certain Information Concerning Purchaser and ACI” and “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is incorporated by reference.

(a)(2), (a)(3) The information set forth in Sections 12, 14 and 15—“Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreements; Appraisal Rights; Going Private Transactions,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference.

(c) The information set forth in the Offer to Purchase is incorporated by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated October 4, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 4, 2013.

*(a)(5)(A)	Press Release, dated September 23, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(B)	Investor Presentation Materials, dated September 23, 2013 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

(a)(5)(C)	Complaint filed on October 2, 2013 in Court of Chancery of the State of Delaware, captioned Charles Williams v. Official Payments, Inc., et al. (Case No. 8970).

*(d)(1)	Agreement and Plan of Merger, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(d)(2)	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*	Previously filed.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2013

ACI WORLDWIDE, INC.

By:	/s/ Craig A. Maki
Name:	Craig A. Maki
Title:	Executive Vice President, Chief Development Officer and Treasurer

OLYMPIC ACQUISITION CORP.

By:	/s/ Craig A. Maki
Name:	Craig A. Maki
Title:	Vice President, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated October 4, 2013.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 4, 2013.

*(a)(5)(A)	Press Release, dated September 23, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(B)	Investor Presentation Materials, dated September 23, 2013 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

(a)(5)(C)	Complaint filed on October 2, 2013 in Court of Chancery of the State of Delaware, captioned Charles Williams v. Official Payments, Inc., et al. (Case No. 8970).

*(d)(1)	Agreement and Plan of Merger, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(d)(2)	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*	Previously filed.